SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                        22 May 2006

                                                          SkyePharma PLC

                                             SkyePharma to Develop Improved Controlled
                                            Release Version of Sular for First Horizon

LONDON,  UK, 22 May 2006 - SkyePharma  PLC (LSE:  SKP;  Nasdaq:  SKYE)  announces  that it has entered into an agreement with First
Horizon  Pharmaceutical  Corporation  ("First  Horizon",  Nasdaq:  FHRX) to  develop a novel  controlled-release  version  of Sular
(nisoldipine),  an antihypertensive that is First Horizon's largest product.  First Horizon's  cardiovascular and metabolic product portfolio sales amounted to $145 million in 2005. The SkyePharma  version is designed to have an improved  pharmacokinetic  profile and is expected to replace the current version and to expand the market opportunity for Sular.

Frank  Condella,  SkyePharma's  Chief  Executive  Officer,  said:  "SkyePharma's  core  competency is the  development  of improved formulations of existing products.  This new agreement  reinforces our activities in this area now that we are focusing on our core business of oral and inhalation  products.  We are also pleased to expand our collaboration  with First Horizon,  a fast growing US pharmaceutical company."

SkyePharma  will  receive a mid-single  digit  royalty on net sales of Sular CR.  SkyePharma  will also receive a total of up to $5 million in  milestone  payments.  $1 million has been paid at signing and up to $4 million  will be paid  conditional  on obtaining approval by the US Food & Drug  Administration  ("FDA"),  which is  expected in 2008.  SkyePharma  may  manufacture  and supply the product from its Lyon manufacturing facility.  First Horizon will fund all of SkyePharma's  development costs for Sular CR and will market this product  through its  speciality  sales force  (currently 525  representatives  of whom 450 are focused on primary care physicians).

Nisoldipine,  the active ingredient in Sular, is an antihypertensive  agent used to reduce blood pressure.  It is estimated that 65 million  Americans  (nearly one quarter of the  population)  currently have elevated blood  pressure,  a recognised risk factor for stroke and heart attacks,  and this number is increasing from  demographic  factors as the post-war "Baby Boom" reaches middle age.
60% of those  affected are diagnosed and receive  treatment but only half of those  treated  attain  treatment  goals so there is a recognised  opportunity  for better  treatments.  Nisoldipine  is a calcium  channel  blocker that  prevents  calcium from entering certain types of muscle cells.  Because  muscle cells need calcium to contract,  calcium  channel  blockers  prevent the cells from contracting and cause them to relax.  Nisoldipine  selectively relaxes the muscles of small arteries causing them to dilate but has little or no effect on muscles or the veins of the heart.

For further information please contact:
SkyePharma PLC
Frank Condella, Chief Executive                                        +44 207 491 1777
Peter Laing, Director of Corporate Communications                      +44 207 491 5124

Sandra Haughton, US Investor Relations                                 +1 212 753 5780

Buchanan Communications                                                +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Notes for editors

About SkyePharma

SkyePharma  PLC  develops   pharmaceutical   products  benefiting  from  world-leading  drug  delivery  technologies  that  provide
easier-to-use  and  more  effective  drug  formulations.   There  are  now  twelve  approved  products  incorporating  SkyePharma's technologies in the areas of oral, injectable,  inhaled and topical delivery,  supported by advanced  solubilisation  capabilities.
For more information, visit www.skyepharma.com.

About First Horizon

First Horizon is a leading US specialty  pharmaceutical  company that acquires,  develops and markets prescription medicines within its chosen therapeutic areas of cardiovascular,  obstetrical and gynaecological,  paediatric and gastroenterological conditions and disorders.  Since 1992, First Horizon has introduced 17 products.  First Horizon promotes its products through its nationwide sales and marketing force of more than 500 professionals. For more information, visit www.horizonpharm.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the U.S.  Private  Securities  Litigation  Act of 1995.  Although  SkyePharma  believes  that the  expectations  reflected in these forward-looking  statements  are  reasonable,  it can give no  assurance  that these  expectations  will  materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary significantly from those expressed or implied by the forward-looking  statements  based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC.  Factors that could cause  differences  between  actual results and those implied by the  forward-looking  statements contained in this news release  include,  without  limitation,  risks related to the development of new products,  risks related to obtaining  and  maintaining  regulatory  approval for existing,  new or expanded  indications  of existing and new products,  risks related to  SkyePharma's  ability to  manufacture  products  on a large  scale or at all,  risks  related to  SkyePharma's  and its marketing  partners'  ability to market  products on a large scale to  maintain  or expand  market  share in the face of changes in customer  requirements,  competition  and  technological  change,  risks  related  to  regulatory  compliance,  the risk of product liability claims,  risks related to the ownership and use of intellectual  property,  and risks related to SkyePharma's  ability to manage  growth.  SkyePharma  undertakes no obligation to revise or update any such  forward-looking  statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:    May 22, 2006